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HANG SENG BANK

82-1747

Our Ref: HOS CSE 040444

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

22 April 2004

04024566

SUPPL

Attention: Ms Janette M Aalbregtse

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We write to inform you that Dr Lee Quo-Wei and Dr Ho Tim retired from the Board of the Bank at the conclusion of the Bank's Annual General Meeting held on 22 April 2004.

In this connection, we enclose a copy of the press release issued today in respect of their retirement.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

Encl

Press Release

22 April 2004

HANG SENG BANK ANNOUNCES THE RETIREMENT OF DR LEE QUO-WEI AND DR HO TIM FROM THE BOARD

Hang Seng Bank today (22 April 2004) announced that Dr Lee Quo-Wei and Dr Ho Tim have given notice of their retirement as Directors of the Bank. Their retirement took effect from the conclusion of the Bank's Annual General Meeting held earlier today. Following his retirement, Dr Lee ceased to be the Honorary Chairman of the Bank.

新聞稿

Dr Lee and Dr Ho joined the Bank in 1946 and 1933 respectively.

Dr Lee was appointed a Director of the Bank in 1959. He served as Vice-Chairman from 1976 to 1983; Executive Chairman from 1983 to 1996; non-executive Chairman from 1996 to 1997; and Honorary Chairman since 1998.

Dr Ho has been a Director of the Bank since 1952 and Vice-Chairman from 1967 to 1979.

Mr David Eldon, Chairman of the Bank, said: "We would like to thank Dr Lee and Dr Ho for their valuable contributions and wise counsel over the years and offer them our best wishes."

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market value. It operates 159 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), a sub-branch (in Shanghai) and two representative offices (in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei.

With consolidated assets of HK$503 billion at the end of 2003, the Bank reported a profit attributable to shareholders of HK$9.54 billion for 2003. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:

Cecilia Ko 2198-4227

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